Date: January 9, 2009

To:	From:

Mr. Dave Walz	Mr. Min Zhao
United States Securities and Exchange Commission	Chief Executive Officer
Green Planet Bioengineering Co., Ltd

Re: Green Planet Bioengineering Co., Limited
File number 000-52622

Green Planet Bioengineering Co., Limited (the “Company”) has amended its current report on Form 8-K filed with the commission on January 7, 2009 pursuant to the letter received from the commission on January 8, 2009.

Furthermore, the Company acknowledges that;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Mr. Min Zhao
Mr. Min Zhao
Chief Executive Officer
Green Planet Bioengineering Co., Limited